SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This is a translation of a Spanish language relevant fact.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL SDG, S.A.

Gas Natural SDG, S.A., in accordance with Section 2.2.1 (“Consideration”) of Chapter II of the Spanish prospectus (Folleto Explicativo) regarding the offer for the shares of Endesa, S.A., approved by the Comisión Nacional del Mercado de Valores on February 27, 2006,

NOTIFIES THAT

As provided in Section 2.2.1 of the Spanish prospectus regarding the offer by Gas Natural SDG, S.A. for the shares of Endesa, S.A. (the “Offer”), the consideration set forth in the Offer has been automatically adjusted as a result of today’s payment of a complementary dividend in the gross amount of 2.095 euros per share, approved by the Ordinary General Meeting of Shareholders of Endesa, S.A. on February 25, 2006.

Pursuant to the Spanish prospectus regarding the Offer, the consideration initially offered was 7,340 euros and 569 shares of Gas Natural SDG for every 1,000 shares of Endesa, S.A., or 7.34 euros and 0.569 shares of Gas Natural SDG, S.A. for every share of Endesa, S.A. This consideration is now automatically reduced by an amount equal to the gross value of the excess of such dividend approved by the Ordinary Meeting of Shareholders of Endesa, S.A. which is not in conformity with the company’s dividend policy (as announced in the Registration of Shares Document, Documento de Registro de Acciones, of Endesa, S.A. filed with the Comisión Nacional del Mercado de Valores on July 7, 2005), i.e., by 1,357 euros for every 1,000 shares of Endesa, S.A., or likewise, by 1.357 euros for each share of Endesa, S.A.

As a result of the above, the adjusted consideration is 5,983 euros and 569 shares of Gas Natural SDG, S.A. for every 1,000 shares of Endesa, S.A., or 0.569 newly issued shares of Gas Natural SDG, S.A. and 5.983 euros for each share of Endesa, S.A. Therefore, all references to the consideration contained in the Spanish prospectus regarding the Offer must be deemed to henceforth refer to the adjusted consideration as detailed in this communication.

In any event, the Board of Directors of Gas Natural SDG, S.A. reserves the right to adopt in the future the decisions that it considers appropriate with respect to the consideration contained in the Offer within the terms provided by the laws in effect.

Barcelona, July 3, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: July 3, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer